

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Yefang Zhang
Chief Executive Officer
Farmmi, Inc.
Fl 1, Building No. 1, 888 Tianning Street, Liandu District
Lishui, Zhenjiang Province
People's Republic of China 323000

      **Re:  Farmmi, Inc.**
          **Registration Statement on Form F-3**
          **Filed on June 18, 2024**
          **File No. 333-280348**

Dear Yefang Zhang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc:    Anthony Basch